December 9, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	H. Roger Schwall, Assistant Director
Karina V. Dorin, Staff Attorney
MarkWojciechowski, Staff Accountant
JeniferGallagher, Staff Accountant
John Hodgin, Petroleum Engineer

Re:	Atlas Growth Partners, L.P.
Amendment No. 1 to Registration Statement on Form S-1
Filed October 21, 2015
File No. 333-207537

Ladies and Gentlemen:

This letter sets forth the responses of Atlas Growth Partners, L.P., a Delaware limited partnership (the “Partnership,” “AGP,” “We,” “Us” or “Our”), to the comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated November 20, 2015, relating to the Partnership’s Registration Statement on Form S-1 (File No. 333-207537) (the “Form S-1”), which was filed with the Commission on October 21, 2015. Concurrently with the submission of this letter on December 9, 2015, we are filing, through EDGAR, Amendment No. 1 to the Form S-1 (“Amendment No. 1”). We are also mailing five courtesy copies of the Amendment No. 1 marked to reflect all changes made since the initial filing of the Form S-1 for your review.

In this letter, for your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Partnership’s response thereto.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

We acknowledge the Staff’s comment. We confirm that we, or anyone authorized to do so on our behalf, have not had any written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

2. Please revise your disclosure on the cover page and elsewhere in the prospectus to clarify the transaction you are registering with respect to the warrants. For example, please clarify whether you are registering the offer and sale of warrants (and underlying common units) to your existing unitholders.

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December 9, 2015

Response:

We acknowledge the Staff’s comment. We have revised the disclosure to clarify that, with respect to the warrants, we are registering the offer and sale of:

•	to the holders of our existing 23,300,410 common units representing limited partner interests:

•	warrants, and

•	the 2,330,041 common units underlying such warrants; and

•	to our new investors:

•	warrants in connection with the issuance of the new common units being registered in this offering, and

•	up to 10,000,000 common units underlying such warrants.

Please read the cover page, page 11 and page 225 of Amendment No. 1.

3. Please provide us with analysis as to whether the automatic amendment and restatement of the Post-Listing Partnership Agreement fundamentally alters the nature of the investment such that it constitutes an offer of a new security in exchange for the Class A and Class T common units under Section 2(a)(3) and Rule 145(a) of the Securities Act. In that regard, we note, among other things, the Post-Listing Partnership Agreement removes the ability of holders to (i) propose amendments to the Partnership Agreement, (ii) approve a merger, sale or dissolution without the prior consent of the general partner and (iii) remove the General Partner.

Response:

We acknowledge the Staff’s comment. As supported below with greater specificity, the Partnership respectfully submits that the automatic amendment and restatement of the partnership agreement does not fundamentally alter the nature of the investment and therefore, does not constitute an offer of a new security. Further, even if the automatic amendment and restatement were to constitute an offer for a new security, the Partnership believes the offer of such new security would be exempt from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).

I.	The proposed automatic amendment and restatement does not constitute an offer of a new security.

The Partnership believes that Section 2(a)(3) and Rule 145(a) of the Securities Act do not apply and that the automatic amendment and restatement does not constitute an offer of a new security. Rule 145(a) of the Securities Act provides that an “offer,” “offer to sell,” “offer for sale” or “sale” occurs within the meaning of Section 2(a)(3) of the Securities Act when there is submitted to security holders a plan or agreement for (i) a reclassification of securities, which involves the substitution of a security for another security, (ii) a merger or consolidation or similar plan or acquisition in which securities of a corporation held by such security holders will become or be exchanged for securities of any person, or (iii) a transfer of assets of a corporation to another person in consideration of the issuance of securities.

The automatic amendment and restatement does not involve either a merger or consolidation or similar plan or acquisition as described in clause (ii) above nor does it involve the transfer of assets of a corporation to another person in consideration of the issuance of securities as described in clause (iii) above.

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December 9, 2015

Therefore, the analysis is limited to whether the automatic amendment and restatement constitutes, under Rule 145(a)(1), a reclassification of securities, which involves the substitution of a security for another security, as described in clause (i) above.

The automatic amendment and restatement does not involve either a substitution of one security for another or a “reclassification” of the type described by Rule 145(a)(1) because:

(1)     the automatic amendment and restatement does not change the basic economic and legal rights and obligations of the Partnership’s unitholders, and

(2)     the investors, when acquiring our common units, are buying with the anticipation that such automatic amendment and restatement, as contemplated in the partnership agreement, will happen and therefore such anticipated amendments have been held not to amount to a new purchase.

1.	The automatic amendment and restatement does not change the basic economic and legal rights and obligations of the Partnership’s unitholders other than certain governance matters.

The judicial authority and Staff guidance make clear that (1) if the change does not affect the nature of the investment or the investment risks; or (2) such effect is not significant, there is no offer or sale of a new security. See Allard v. Arthur Andersen & Co., 957 F.Supp. 409, 420 (S.D.N.Y. 1997). See also Igenito v. Bermec Corp., 376 F. Supp. 1154 (S.D.N.Y. 1974) (holding that a new security arises only when there is a substantial modification of an investment contract creating fresh rights and obligations).

The question of whether amendments to the governing documents of a particular security will create a new security turns on whether the amendments substantially affect the legal rights and obligations of the holders of that security. Under various judicial decisions and SEC no-action letters, this standard has traditionally been met when the amendments would significantly alter the “basic financial terms” or the “basic nature” of existing securities, as opposed to amendments that adjust contractual rights of a lesser magnitude.

Examples of transactions that create significant changes in the nature of the investment include mergers, where stockholders are left with an investment in a new entity and exchanges of common stock for bonds, where the nature of the security has been changed from equity to debt. Id. (citing Securities and Exchange Comm’n v. National Securities, Inc., 393 U.S. 453, 467, 89 S.Ct. 564, 572, 21 L.Ed.2d 668 (1969) and Broad v. Rockwell Int’l Corp., 614 F.2d 418, 437-38 (5th Cir.1980), vacated on other grounds, 642 F.2d 929 (5th Cir.), cert. denied, 454 U.S. 965, 102 S.Ct. 506, 70 L.Ed.2d 380 (1981)). Courts have found that where there is no modification to the underlying assets and the stockholders held the exact same shares before and after the transaction, there was no “purchase” of a new security. See Gelles v. TDA Industries, 44 F.3d 102, 105-106 (2d. Cir. 1994).

The Staff has regularly found, in taking no action positions, that consensual modifications and modifications of provisions relating to dividend payments are not characterized as fundamentally altering the legal rights and obligations of the holders of that security and, therefore, are not reclassifications for purposes

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of Rule 145(a). See SEC No-Action Letter, Leaseco Corp. (Oct 22, 1982) (where the SEC agreed to take a no-action position in response to a request asserting that an amendment eliminating certain prohibitions on the payment of dividends could be “characterized accurately as an adjustment of contractual rights rather than a substantial modification constituting a change in the basic nature of the security”); SEC No-Action Letter, Susquehanna Corp. (June 29, 1979) (where the SEC agreed to take a no-action position in response to a request asserting that amendments designed to relax the restriction on dividend payments and to increase the rate of interest constitute merely a modification of contractual provisions, made in accordance with procedures provided in the indenture); SEC No-Action Letter, Sheraton Corp. (Nov. 24, 1978) (where the SEC agreed to take a no-action position in response to a request asserting that proposed amendments to indentures that would permit the return of substantial payments to the parent company and increase the rate of interest were merely modifying certain contractual provisions in the indenture). See also Sowards, 11 Business Organizations, 2-140 (1994) (noting that new securities arise only in connection with a “fundamental change” in the nature of an investment).

Our automatic amendment and restatement does not restrict the unitholder’s liquidation rights or dividend rights; does not ask to increase the rate of interest or to permit the return of substantial payments to our parent entities; and does not significantly alter any economic rights associated with our existing common units. The amendment may be more accurately characterized as mere modifications of contractual rights in similar contexts.

In short, far from fundamentally altering basic rights or investment risks, the automatic amendment and restatement does not change in any material respect any of the basic economic rights or risks of our investors. Therefore, in light of the standards set forth above, as the automatic amendment and restatement does not result in any change to either the nature of the investment or the investment risks, we believe the automatic amendment and restatement does not constitute an attempt to exchange the common units for new units of a different security.

2.	In addition, the investors anticipate such automatic amendment in the rights of an investor, as contemplated in the partnership agreement, and such anticipated amendments have been held not amount to a new purchase.

Modifications in the rights of an investor that have been anticipated by the parties have been held not amount to the issuance of a new security. See Department of Economic Dev. v. Arthur Andersen Co., 683 F.Supp. 1463, 1472 (S.D.N.Y.1988) (citing Freschi v. Grand Coal Venture, 551 F.Supp. 1220, 1229 (S.D.N.Y.1982)).

The automatic amendment and restatement of the partnership agreement to remove the unitholder’s ability to (i) propose amendments to the partnership agreement, (ii) approve a merger, sale or dissolution without the prior consent of the general partner and (iii) remove the general partner, does not constitute the issuance of a new security. The agreement that governs the common units, our partnership agreement, contemplates that amendments to the contractual terms of the common units may be made and that our unitholders are on notice of this possibility when they purchase the common units.

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December 9, 2015

Our pre-listing partnership agreement contemplates that our listing of the common units on a national securities exchange, or a listing event. When our unitholders purchase our common units, they invest with the understanding that before the listing event can happen, which results in the unitholders holding common units not in a non-traded entity, but a publicly listed partnership, certain amendments to the partnership agreement will occur. Such amendments include eliminating certain governance provisions applicable only to non-traded entities, including the provision for majority approval to amend the partnership agreement, the provision to remove the general partner and the provision that the general partner may not cause the merger or sale without a majority approval, as required by the Statement of Policy Regarding Real Estate Investment Trusts by the North American Securities Administrators Association (“NASAA Guidelines”), and revising certain other provisions in anticipation of the listing event. In fact, our prospectus included risk factors regarding the unitholder’s limited voting rights and our general partner’s ability to amend the terms of the pre-listing partnership agreement.

Therefore, because the change from a non-traded entity to a publicly listed partnership and the required amendments to the partnership agreement to effectuate such change were anticipated by the investors when they purchased common units, we believe these changes are merely adjustments of contractual rights, which would be approved and implemented consistent with the express terms of our pre-listing partnership agreement, rather than substantial modifications constituting a change in the basic nature of the security. Consequently, the automatic amendment and restatement should not amount to an attempt to exchange the common units for new units of a different security.

II.	Even if the automatic amendment and restatement is considered a new security, the Section 3(a)(9) exemption is available.

To the extent the automatic amendment and restatement is deemed to constitute an offer of a new security, notwithstanding the foregoing, the Partnership submits to the Staff that it can avail itself of the exemption set forth in Section 3(a)(9) of the Securities Act, which exempts from Securities Act registration any new security deemed to be created by the automatic amendment and restatement.

Section 3(a)(9) provides a transactional exemption for “…any security exchanged by the issuer with its existing security holders exclusively where no commission or other remuneration is paid or given directly or indirectly for soliciting such exchange.” The required elements of a Section 3(a)(9) exemption are that: (i) the exchange is being made by an issuer for its own securities (“same issuer”); (ii) security holders are not parting with any consideration in the transaction other than outstanding securities of the issuer (“exclusively by exchange”); and (iii) the issuer may not pay any commission or other remuneration, directly or indirectly, for the solicitation of the exchange (“no paid solicitation”).

As to the first element covered by clause (i) above, should the automatic amendment and statement be adopted, the Partnership will continue as the same legal entity and therefore will be the same issuer both before and after consummation of the transactions contemplated by the proposals, and thus the first element will be satisfied. Additionally, as to the second element covered by clause (ii) above, our unitholders will not part with any consideration in amendment and thus the second element will be satisfied. And finally, as to the third element covered by clause (iii) above, the Partnership will not pay any remuneration for the solicitation of proxies on the Partnership’s behalf in a manner that would invalidate the Section 3(a)(9) exemption. See SEC Compliance & Disclosure Interpretation Question 125.03. The Partnership accordingly believes the third element of the Section 3(a)(9) exemption will be satisfied as well.

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4. We note that any Class A or Class T Shares purchased by your general partner and its affiliates as well as “friends” will be included for purposes of determining whether you have satisfied this minimum offering amount. Please revise your disclosure to reflect the maximum possible amount of such purchases.

Response:

We acknowledge the Staff’s comment. We have disclosed that all common units purchased by our general partner and its respective affiliates and “Friends” will be applied to satisfying the minimum required subscription proceeds of $1 million. Please read pages 12, 17 and 237 of Amendment No. 1.

5. Please provide the prior performance disclosure referenced in Section II.A.3.f of Securities Act Release 33-6900.

Response:

In response to the Staff’s comment, we added a new section entitled “Atlas’ Prior Experience With Drilling Programs and Master Limited Partnerships” to disclose prior performance as required by Section II.A.3.f of Securities Act Release 33-6900. Please read pages 26 and 62 of Amendment No. 1.

6. It appears that in making an investment decision to purchase the common units representing limited partnership interests, investors are also making an investment decision to acquire units in the master limited partnership upon the occurrence of a listing event. Please revise the prospectus to reflect any differences in investor rights or management fees should a listing event occur.

Response:

We revised our disclosure where appropriate to reflect the differences in investor rights should a listing event occur in the Section “Summary of the Partnership Agreement” and specifically, the table of a comparison of certain material aspects of our pre-listing partnership agreement and the post-listing partnership agreement. The management fees to our general partner do not change upon a listing event. Please read pages 180 to 191 and pages 15, 79, 121, 201 of Amendment No. 1.

The differences in the investor rights are:

•	Right to reset incentive distribution levels

Should a listing event occur, the holder of the Incentive Distribution Rights (“IDRs”) would have the right to reset the cash target distribution levels where it can receive incentive distribution payments. The holder of the IDRs can exercise such right after we make cash distributions at the highest level for the prior four consecutive fiscal quarters. In elevating the target distribution level upon which the holder of the IDRs can receive incentive distribution payments, this reset right provides a mechanism to incentivize the holder of the IDRs, which is our general partner, to grow our business and to facilitate acquisitions.

•	Distributions upon a liquidation

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Should a listing event occur, the distribution mechanism for considerations received upon a sale of substantially all of our assets or a merger (the “liquidation”) would change from the “waterfall” mechanism, which was more suitable for a non-traded partnership, into distributions of available cash to unitholders per capital accounts. The latter is consistent with the standards of publicly listed partnerships.

•	Certain governance provisions and indemnification provisions

Should a listing event occur, the investors’ certain governance rights and indemnifications may change. For example, amendments of the partnership agreement may no longer be proposed by limited partners whose common units equal 10% or more of the outstanding common units; prior consent of the general partner is now required for a merger or a sale, or the dissolution of the Partnership; instead of a majority approval, now approvals by two-thirds of the outstanding common units can remove the general partner; instead of owning 10% or more of the outstanding common units, now limited partners owning 20% or more of the outstanding common units can call special meetings of the unitholders; instead of indemnifying the indemnitees if their conduct did not constitute negligence or misconduct, now the standard to indemnify the indemnitees is that, if they did not act in bad faith or engage in fraud, willful misconduct or have knowledge of unlawful conduct; any units owned by a holder that beneficially owns 20% or more of any class of outstanding units now cannot vote on any matter, and those units will no longer be considered outstanding.

The management fees to our general partner would not change, should a listing event occur. Our general partner will receive an annual management fee equal to the product of 1% per annum multiplied by total capital contributions (other than those of our general partner and its affiliates), payable quarterly.

Prospectus Cover Page

7. Please revise your cover page and elsewhere in the prospectus, including the summary on page 12 and last risk factor on page 24, to clarify that there is no requirement to ever provide a liquidity event.

Response:

We acknowledge the Staff’s comment. We have revised the disclosure to clarify that there is no requirement to ever provide a liquidity event. Please read the cover page, pages 5, 13, 18, 22, 27, 113, 151, 221, 222 and 225 of Amendment No. 1.

8. We note that you assume here and elsewhere in the prospectus that 70% of Class A common units and 30% of Class T common units will be sold in the primary offering. Please revise your disclosure to explain the basis for this assumption.

Response:

We acknowledge the Staff’s comment. Our estimate that 70% of the common units sold in this offering will be Class A common units and 30% of the common units sold in this offering will be Class T common units was based on discussions with Anthem Securities Inc., our broker-dealer. Based on our discussions with Anthem Securities, Inc., we believe our estimate that 70% of the common units sold in this offering will be Class A common units and 30% of the common units sold in this offering will be Class T common units is a reasonable estimate on which to base our calculations. Because this may not accurately reflect the actual number of Class A common units and Class T common units sold, we may revise the respective percentages

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of Class A common units and Class T common units of the total common units sold during the continuing offering period. Please read pages 74, 75, 76 and 84 of Amendment No. 1.

9. Please revise your cover page to disclose the escrow arrangements for this offering as required by Item 501(b)(8)(iii) of Regulation S-K, including provisions for timing of return of funds to investors if the minimum subscription proceeds are not received. In addition, we note your disclosure that subscriptions will be returned along with interest if the minimum subscription proceeds are not received by the offering termination date. Please disclose the applicable rate of interest, or describe how such interest will be determined. Please include similar disclosure under “The Offering” on page 16.

Response:

We acknowledge the Staff’s comment. We added the disclosure required by Item 501(b)(8)(iii) to the cover page and included similar disclosure under “The Offering.” Please read the cover page and pages 17, 89 and 240 of Amendment No. 1.

10. Please revise your tabular disclosure to describe and quantify the distribution and unitholder servicing fee.

Response:

We acknowledge the Staff’s comment. We have added a footnote to the tabular disclosure to describe and quantify the distribution and unitholder servicing fee. Please read the cover page of Amendment No. 1.

Summary, page 1

Overview, page 1

11. We note you are focused on acquiring energy-related assets, including securities of energy companies. We further note you disclose on page 80 that your general partner will take steps necessary to avoid being deemed an investment company. Please provide us with analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption.

Response:

We acknowledge the Staff’s comment. We hereby provide to the Staff the analysis of the exemption that we and our subsidiaries intend to rely on and how our investment strategy will support that exemption. We acknowledge that an entity generally will be deemed to be an “investment company” for purposes of the Investment Company Act of 1940, as amended (the “1940 Act”), if:

•	it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•	absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We intend to primarily acquire undeveloped and developed oil and gas properties and related gathering, processing and pipeline assets, and, to a lesser extent, acquire securities of energy companies. We hold

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ourselves out as an oil and gas exploration and development company and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that we are, or following this offering will be, an investment company as defined in section 3(a)(1)(A) of the 1940 Act and described in the first bullet point above. In addition, we do not currently own any investment securities, and our general partner will review our investment activity and regularly monitor our assets to confirm our continued compliance with the 40% test described in the second bullet point above. A substantial portion of the acquired assets will be interests that do not constitute investment securities because they will be, among other things, majority controlled subsidiaries, real property, interests in joint ventures, general partner interests, operating assets and other energy assets.

By restricting our investment in investment securities, we intend to meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act, which provides that an issuer is not an investment company if the issuer meets both an asset and an income test and is not otherwise primarily engaged in an investment company business.

12. Given that you will initially be structured as a limited partnership rather than a master limited partnership, and that you may never become a master limited partnership, explain to us why you state that you “are structured similarly to a master limited partnership.”

Response:

In response to the Staff’s comment, we have revised our disclosure to state that (a) we are a pass-through entity for federal income tax purposes and (b) we intend to pay quarterly distributions. We have added disclosure to state the characteristics of a master limited partnership. Please see pages 1, 94 and 110 of Amendment No. 1.

Our Principal Business Relationships, page 5

13. We note your disclosure regarding management’s extensive experience with public master limited partnerships. Please revise your filing to discuss any major adverse business developments or conditions experienced by any prior partnerships that would be material to investors in this offering.

Response:

We acknowledge the Staff’s comment. We have revised the disclosure to discuss any major adverse business developments or conditions experienced by prior partnerships that would be material to investors in this offering. Please read page 62 of Amendment No. 1.

The Offering, page 11

14. Please disclose here and on page 69 how long a holder of Class T common units should expect to pay the distribution and unitholder servicing fee, and the aggregate amount that a Class T holder should expect to pay, before reaching the 10% gross offering price cap.

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Response:

We acknowledge the Staff’s comment. We have revised the disclosure on the cover page, pages 14, 15, 56, 76, 78, 84, 85, 221 and 222 of Amendment No. 1 to reflect the length of time and the aggregate amount that a Class T holder should expect to pay the distribution and unitholder servicing fee.

15. Clarify whether the DRIP offering is to pre-existing Class A common unit holders only or to investors purchasing the Class A common units as well.

Response:

We acknowledge the Staff’s comment. We confirm that the DRIP offering is to both our existing common unit holders and to new investors purchasing common units in this offering. Please read the cover page, pages 12, 221 and 227 of Amendment No. 1.

Emerging Growth Company Status, page 21

16. Please state your election under Section 107(b) of the JOBS Act. If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable. If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response:

We acknowledge the Staff’s comment. We have revised our risk factor to state that, as a result of electing to use the extended transition period under the JOBS Act, our financial statements may not be comparable to companies that comply with public company effective dates, and we also have included a similar statement in our critical accounting policy disclosures. Please read pages 23, 32 and 107 of Amendment No. 1.

Risk Factors, page 24

17. The disclosure provided on page 36 indicates “current estimates of our proved reserves are prepared by our internal engineers and our independent petroleum engineers.” We also note disclosure on page 44 that refers to a “reserve report of our independent petroleum engineer.” Please clarify for us the extent that the reserve estimates disclosed in your filing were prepared externally by independent petroleum engineers. If the reserves estimates disclosed as of June 30, 2015, December 31, 2014 and December 31, 2013 were not prepared internally, please file a report of the third party as an exhibit to your registration statement. Refer to Item 1202(a)(8) of Regulation S-K.

Response:

We acknowledge the Staff’s comment. We prepared our reserves estimates as of June 30, 2015, December 31, 2014 and December 31, 2013 internally. Therefore, we have removed any references to the independent petroleum engineers in the document. Please read pages 43 and F-20 of Amendment No. 1.

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18. The disclosure on page 44 appears to indicate that as of September 30, 2015, you had only proved developed non-producing and proved undeveloped reserves. This disclosure appears inconsistent with the disclosure of production from your properties for the six months ended June 30, 2015. Please modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation.

Response:

We acknowledge the Staff’s comment. We have revised our disclosure to make it consistent. Please read pages 48 and 127 of Amendment No. 1.

Risks Related to an Investment in the Partnership, page 24

Compensation and fees to our general partner will reduce cash distributions, page 26

19. Please revise your disclosure to reflect that there is no limit to the amount of reimbursements paid to your General Partner.

Response:

We acknowledge the Staff’s comment. We have revised our disclosure to clearly state the limits to the amount of reimbursements paid to our general partner. Please read pages 28, 69 and 210 of Amendment No. 1.

Risks Related to the Partnership’s Oil and Gas Operations, page 32

Natural gas and oil prices fluctuate widely, page 32

20. Please expand this risk factor to discuss the significant decline in natural gas and oil prices that commenced in the 2nd quarter of 2014.

Response:

We acknowledge the Staff’s comment. We have expanded this risk factor to illustrate the significant decline in commodity prices that commenced in the second quarter of 2014. Please read page 36 of Amendment No. 1.

Source of Funds and Estimated Use of Proceeds, page 50

21. Please revise your filing to clarify whether you intend to request a borrowing base redetermination under your secured credit facility. In that regard, we note you disclose you intend to use your zero-dollar borrowing base credit facility as a source of funds to the extent you and the lenders agree to increase the borrowing base and lenders’ commitments thereunder.

Response:

We acknowledge the Staff’s comment. We have revised our disclosure to clarify that we intend to maintain flexibility to request a borrowing base redetermination under our secured credit facility in the future. Please read page 103 of Amendment No. 1.

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22. Please revise your disclosure to state the principal purposes for which the net proceeds from the offering are intended to be used and the approximate amount intended to be used for each such principal purposes. In that regard, we note you state that capital contributions may be used to pay management, acquisition, disposition and financing coordination fees to your general partner. In addition, please disclose the amounts to be applied to (i) develop, operate and manage your oil and gas properties, and (ii) to acquire oil and gas properties. Refer to Item 504 of Regulation S-K. Please also ensure all fees to be paid to your general partner are disclosed under “Compensation” on page 68.

Response:

We acknowledge the Staff’s comment. We have revised our disclosure to clarify the use of capital contributions. Please read pages 55 and 56 of Amendment No. 1.

23. Your tabular disclosure here and disclosure on page 145 reflects that distributions to unitholders may be made out of capital contributions. Please revise the first bullet point under “Estimated Use of Proceeds” on page 50 to reflect your target distribution may be sourced from offering proceeds rather than cash from operations. In addition, please include a risk factor that discusses the potential impact to investors.

Response:

We acknowledge the Staff’s comment. We have revised our disclosure to reflect that, while it is our intent to pay our cash distributions out of cash from operations, our partnership agreement provides us the flexibility to source a portion of our target distribution from offering proceeds. We have also added the following risk factor regarding the potential impact to investors: “Our quarterly distributions may not be sourced from our cash generated from operations but from offering proceeds, and this will decrease our cash available for distributions in the future.” Please read pages 8, 27 and 54 of Amendment No. 1.

Cash Distribution Policy and Restrictions on Distributions, page 55

24. We note you intend to continue to distribute a target distribution of $0.175 per unit each quarter. Please revise your filing to demonstrate your ability to make such distribution on an annualized and quarterly basis.

Response:

We acknowledge the Staff’s comment. We direct the Staff’s attention to pages 9 and 61 of Amendment No. 1 where we demonstrated that we accomplished the historical distribution of $0.175 per unit each quarter for the past seven quarters since 2014 and that we expect to maintain our distributions at this level.

25. We note you disclose that any services for which your general partner or an affiliate is to receive compensation, other than those described in your partnership agreement, shall be set forth in a written contract. Please clarify if any such agreement is currently contemplated or existing.

Response:

We acknowledge the Staff’s comment. As of September 30, 2015, there is no such written contract regarding services by our general partner or an affiliate. However, we may enter into such written agreement with our general partner or an affiliate for the arrangement in the future. We have revised our disclosure to clarify. Please read page 70 of Amendment No. 1.

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Conflicts of Interest and Fiduciary Duties, page 58

26. Please expand your disclosure to discuss potential conflicts of interest arising out of the relationship that you may have with your general partner and its affiliates. For example, among others, please consider discussing any potential conflicts related to other activities of affiliates of your general partner and the acquisition and sale of properties.

Response:

We acknowledge the Staff’s comment. We have expanded our disclosure to discuss potential conflicts that may arise from our relationship with our general partner and its affiliates. Please read pages 10 and 63 of Amendment No. 1.

Business and Properties, page 99

Estimated Proved Reserves, page 114

27. Please expand your disclosure to clarify that the historical proved reserves at December 31, 2014 presented on page 114 give effect to the Eagle Ford assets acquired effective July 1, 2014 excluding the pro forma adjustment in such estimates presented on page 115.

Response:

We acknowledge the Staff’s comment. We have revised our disclosure to clarify that the historical proved reserves at December 31, 2014 give effect to the Eagle Ford acquisition excluding the pro forma adjustment. Please read page 125 of Amendment No. 1.

Development of Proved Undeveloped Reserves, page 116

28. We note your disclosure that none of the proved undeveloped reserves as of June 30, 2015 are scheduled to be developed on a date more than five years from “the date the reserves were initially booked as proved undeveloped.” Disclosures made pursuant to Item 1203(d) of Regulation S-K should clarify the circumstances under which reserves have remained undeveloped for five years or more since initial disclosure, based on the definitions in Rule 4-10(a)(31)(ii) of Regulation S-X. Please clarify for us the extent to which the undeveloped reserves as of December 31, 2014 and as of June 30, 2015 are not scheduled to be developed within five years of initial disclosure of these reserves.

Response:

We acknowledge the Staff’s comment. We have revised our disclosure to confirm that none of our proved undeveloped reserves as of December 31, 2014 and September 30, 2015 are scheduled to be developed on a date more than five years from the date of the initial disclosure of the reserves as proved undeveloped reserves. Please read page 127 of Amendment No. 1.

U.S. Securities and Exchange Commission

December 9, 2015

29. Please expand your disclosure to explain your development plans sufficiently to understand how you have complied with Rule 4-10(a)(31)(ii) of Regulation S-X in quantifying the proved undeveloped reserves as of December 31, 2014 and June 30, 2015.

Response:

We acknowledge the Staff’s comment. We expanded our disclosure to explain our development plans, which comply with Rule 4-10(a)(31)(ii) of Regulation S-X in quantifying our proved undeveloped reserves as of December 31, 2014 and June 30, 2015. Please read page 127 of Amendment No. 1.

30. Based on the tabular disclosure provided on page 115, there appears to be a material change in proved undeveloped reserves since December 31, 2013. Under Item 1203(b) of Regulation S-K you are required to disclose material changes in proved undeveloped reserves that occurred during the year, including proved undeveloped reserves that were converted to developed reserves. Please expand your disclosure to provide both a tabulation and narrative explanation for the net changes in reserve quantities relating to revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed, including sufficient details to reconcile and understand the overall change in net reserves for the periods ending December 31, 2014 and June 30, 2015.

Response:

We acknowledge the Staff’s comment. We have revised our disclosure to explain and reconcile the changes in reserves. Please read page 127 of Amendment No. 1.

31. Please expand your disclosure to include the information required under Item 1203(c) of Regulation S-K, regarding “…investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures.” This should include a discussion of the progress you have made during the year to convert your proved undeveloped reserves to developed and quantify the capital expenditures incurred in converting your proved undeveloped reserves to developed for the periods ending December 31, 2014 and June 30, 2015.

Response:

We acknowledge the Staff’s comment. We have revised our disclosure to include the information required under Item 1203(c) of Regulation S-K. Please read page 127 of Amendment No. 1.

Production, Revenue and Price History, page 116

32. The introduction to this table explains that the table sets forth three sets of information regarding production, price and cost information (i) for Atlas Growth Partners, L.P. on a historical basis, (ii) for the Eagle Ford properties on a historical basis and (iii) for Atlas Growth Partners, L.P. on a pro forma combined basis for each of the periods presented. It does not appear the information on a pro forma combined basis was provided. Please advise, and revise as necessary.

U.S. Securities and Exchange Commission

December 9, 2015

Response:

We acknowledge the Staff’s comment. We have deleted the phrase “pro forma combined” so the information regarding production, price and cost information for AGP is accurate. Please read page 128 of Amendment No. 1.

Acreage, page 117

33. Please expand your disclosure to present the gross and net figures for your developed and undeveloped acreage. Refer to Item 1208 of Regulation S-K.

Response:

We acknowledge the Staff’s comment. We have revised our disclosure to present the gross and net figures for our developed and undeveloped acreage. Please read page 128 of Amendment No. 1.

34. Also clarify for us the extent that your developed acreage figures include acreage assigned to undeveloped locations as of September 30, 2015. Please note the definition of undeveloped acreage under Item 1208(c)(4) of Regulation S-K would include as undeveloped “those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves.” Also note, that undrilled acreage held by production is deemed to be undeveloped acreage according to the definition contained in Item 1208(c)(4) of Regulation S-K.

Response:

We acknowledge the Staff’s comment. Our developed acreage figures do not include acreage assigned to undeveloped locations as of September 30, 2015. Please read pages 128 and 129 of Amendment No. 1.

Drilling Activities, page 118

35. Please expand your disclosure to present the gross and net figures for the development wells drilled during each of the periods presented. Refer to Item 1205(a) of Regulation S-K.

Response:

We acknowledge the Staff’s comment. We have revised our disclosure to present the gross and net figures for the development wells drilled during each of the periods presented. Please read page 129 of Amendment No. 1.

36. We also note there appears to be a lack of correlation between the disclosure relating to your drilling activity provided here and the disclosure provided elsewhere on page 87. Please modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation.

Response:

We acknowledge the Staff’s comment. We have revised our disclosure to resolve the inconsistencies. Please read pages 97 and 129 of Amendment No. 1.

37. Please expand your disclosure to provide the gross and net productive wells by geographic area, expressed separately for oil and gas. Refer to Item 1208(a) of Regulation S-K.

U.S. Securities and Exchange Commission

December 9, 2015

Response:

We acknowledge the Staff’s comment. We have revised our disclosure to comply with Regulation S-K Item 1208(a). Please read page 130 of Amendment No. 1.

The Partnership Agreement, page 180

Capital Expenditures, page 185

38. We note the disclosure regarding the differences between maintenance and expansion capital expenditures. Please clarify for us and disclose if the development cost for your currently recorded proved undeveloped reserves as of December 31, 2014 and June 30, 2015 are defined as maintenance or expansion capital expenditures.

Response:

We acknowledge the Staff’s comment. We have revised our disclosure to clarify that the development cost for the currently recorded proved undeveloped reserves as of December 31, 2014 and June 30, 2015 are defined as expansion capital expenditures. Because of the growth oriented nature of our business, we do not expect to reserve capital for maintenance capital expenditures. Maintenance capital expenditures constitute a small portion of our total capital expenditures. Please read pages 197 and 198 of Amendment No. 1.

Plan of Distribution, page 219

Liquidity, page 228

39. Please revise your disclosure to clarify the significance of this disclosure.

Response:

We acknowledge the Staff’s comment. We have revised our liquidity discussion to clarify that this disclosure is meant to provide investors with history and timing with respect to the liquidation of prior programs in compliance with FINRA Rule 2310(b)(3)(D). Please read page 241 of Amendment No. 1.

Glossary, page 235

40. The definition of proved undeveloped reserves disclosed in the Glossary on page 240 and elsewhere on page EXA-21 of Exhibit A appears to predate the definitions amended by Release No. 33-8995, Modernization of Oil and Gas Reporting, effective January 1, 2010. Please revise your disclosure to conform to the current definitions in Rule 4-10(a)(22) and (a)(31) of Regulation S-X.

Response:

We acknowledge the Staff’s comment. We have revised our definition of proved undeveloped reserves to match the current definitions found in Regulation S-X. Please read pages 254 and EXA-21 of Amendment No. 1.

U.S. Securities and Exchange Commission

December 9, 2015

Index to Financial Statements, page F-1

General

41. Please provide updated financial statements to comply with the guidance in Rule 3-12 of Regulation S-X.

Response:

We acknowledge the Staff’s comment. We have provided our updated financial statements for the period ended September 30, 2015 and our updated Management’s Discussion and Analysis of Financial Condition and Results of Operations to comply with the guidance in Rule 3-12 of Regulation S-X. Please read pages 94 to 109 and pages F-24 to F-42 of Amendment No. 1.

Notes to Consolidated Financial Statements

Note 12-Supplemental Oil and Gas Information (Unaudited), page F-20

Oil and Gas Reserve Information, page F-20

42. Please expand your disclosure to provide a narrative explanation for the significant changes in net reserves relating to each line item entry other than production. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

Response:

We acknowledge the Staff’s comment. We have added a narrative explanation for the significant changes in net reserves relating to each line item entry other than production. Please read page F-21 of Amendment No. 1.

Changes in Standardized Discounted Cash Flows, page F-23

43. We note your disclosure of the changes in the standardized measure of discounted cash flows for the period ending December 31, 2014 does not address the net changes due to revisions in quantity estimates or due to extensions, discoveries and improved recovery. Please modify your disclosures as necessary to resolve any inconsistencies or to otherwise clarify the reasons for this apparent lack of correlation. Refer to FASB ASC 932-235-50-35.

Response:

We acknowledge the Staff’s comment. We have revised our disclosure to resolve the inconsistencies. Please read page F-23 of Amendment No. 1.

Exhibit 8.1

44. Please have counsel revise its opinion to provide accurate information regarding the number of common shares underlying the warrants and to include the common units subject to the distribution reinvestment plan. In that regard, we note that the opinion provides a different number for units underlying the warrants from that which appears in the fee table and does not reference the common units subject to the distribution reinvestment plan.

U.S. Securities and Exchange Commission

December 9, 2015

Response:

We acknowledge the Staff’s comment. We will file an updated counsel’s opinion as Exhibit 8.1 to the Amendment of the Form S-1 in its final form in a timely fashion so the Staff can review the opinion before we request the effectiveness of the Form S-1.

*****

U.S. Securities and Exchange Commission

December 9, 2015

The Partnership acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments you have regarding our responses or Amendment No. 1 to undersigned by phone at (267) 256-5902, Gislar R. Donnenberg of Paul Hastings LLP at (713) 860-7306 or Douglas V. Getten of Paul Hastings LLP at (713) 860-7340.

Thank you for your assistance.

Very truly yours,

/s/ Jeff Slotterback

Jeff Slotterback,

Chief Financial Officer

Atlas Growth Partners, L.P.

cc:	Edward E. Cohen, Chief Executive Officer, Atlas Growth Partners, L.P.
Lisa Washington, Chief Legal Officer and Secretary, Atlas Growth Partners, L.P.
Matthew Finkbeiner, Chief Accounting Officer, Atlas Growth Partners, L.P.
Kevin Schafner, Audit-Partner, Grant Thornton LLP
Gislar R. Donnenberg, Partner, Paul Hastings LLP
Douglas V. Getten, Partner, Paul Hastings LLP
Wallace Kuntzman, Kunzman & Bollinger, Inc.